Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(In Thousands, except ratio amounts)

	Year Ended March 31,
	2018	2017	2016	2015	2014

EARNINGS (LOSS):
(Loss) income before income taxes	$(68,147)	$145,813	$(187,464)	$46,571	$49,695
Income before income taxes attributable to noncontrolling interests	(240)	(6,832)	(11,832)	(12,887)	(1,103)
Income before income taxes attributable to redeemable noncontrolling interests	(1,030)	—	—	—	—
Fixed charges	264,473	189,465	146,401	151,956	91,622
Total earnings (loss)	$195,056	$328,446	$(52,895)	$185,640	$140,214

FIXED CHARGES:
Interest expense	$199,570	$150,478	$133,089	$110,123	$58,854
Loss (gain) on early extinguishment of debt	23,201	(2,449)	(28,532)	—	—
Portion of rental expense estimated to relate to interest (1)	41,702	41,436	41,844	41,833	32,768
Fixed charges	$264,473	$189,465	$146,401	$151,956	$91,622

PREFERRED UNIT DISTRIBUTIONS	40,916	14,693	—	—	—
Combined fixed charges and preferred unit distributions	$305,389	$204,158	$146,401	$151,956	$91,622

Ratio of earnings to fixed charges (2) (3)	—	1.73	—	1.22	1.53
Ratio of earnings to combined fixed charges and preferred unit distributions (2)	—	1.61

(1)	Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(2)
The ratio of earnings to fixed charges was less than 1:1 for the year ended March 31, 2018. NGL Energy Partners LP would have needed to generate an additional $69.4 million of earnings to achieve a ratio of 1:1. The ratio of earnings to combined fixed charges and preferred unit distributions was less than 1:1 for the year ended March 31, 2018. NGL Energy Partners LP would have needed to generate an additional $110.3 million of earnings to achieve a ratio of 1:1.

(3)
The ratio of earnings to fixed charges was less than 1:1 for the year ended March 31, 2016. NGL Energy Partners LP would have needed to generate an additional $199.3 million of earnings to achieve a ratio of 1:1.